Invest in teleCalm

Phone Service for Dementia - Helping Seniors and Caregivers



teleCalm Combats
- Caregiver Fatigue
- Senior Isolation
- Elder Fraud

TELECALMPROTECTS.COM   DALLAS TX

Software   B2C   Family   Healthcare   Mobile

Why you may want to invest in us...

1   Proven solution serving over 1.5M phone calls from over 500 subscribers across 42 states

2   Revenue-generating with over $265K in annual recurring revenue

3   $12 Billion market with +21 Million potential subscribers in the US alone

4   Intellectual property protected by 2 US patents and international patents in the UK and Germany

5   Raised over $530K in previous rounds from private investors and won $100K award from MassChallenge Texas

6   Work has begun to expand the offering to teleCalm Mobile with the launch of our Early Customer Program

7   Our customers love us, as shown in our 97% satisfaction rating and NPS of 89

8   Your investment will make life better for seniors and caregivers coping with dementia

Why investors ♥ us

WE'VE RAISED $670,135 SINCE OUR FOUNDING



The teleCalm platform incorporates a caregiving app that helps to decrease caregiver stress by providing a phone service with features designed for those with dementia. There is great need for this type of service, as 16 million Americans provide unpaid care for people with Alzheimer's or other dementias.

With limited resources, the team at teleCalm has been awarded 3 patents in

the US and Europe, a $100,000 Diamond Award from MassChallenge Texas, and continued development on a mobile version, as they prepare to launch mobile MVP in 2021.

Kathleen Warshawsky Registered Nurse/Publisher | Seniors Blue Book



LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $25,000 PREVIOUSLY

#STAYHOME

This is a great concept. I wish we had heard of teleCalm before now. We signed up for this service for mom. She was getting non-stop telemarketing/scam calls and now we all have some peace. She's not being harassed and we don't have to worry about someone taking advantage of her! We can see that the other services such as Quiet Hours, Repeat Dialing, etc. would be important for other families whose family members suffer with dementia.

Janet Dickson Bacher



My wife got an ad on her phone for the service and wound up subscribing for her dad. We have been looking for something like this for years. My financial advisor had a long chat with Tavis and we see a lot of potential. Very impressed.

Albert J. Shapkus

SEE MORE

Our team



Tavis Schriefer

Founding CEO

A 2X entrepreneur, Tavis founded his first startup in 2002 where he bootstrapped Ideative and took seven of his patented products to mass retail markets worldwide. He's been an e-comm strategist for 11 years and designed software for the Air Force.





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Carl Ott

Chief Technical Officer

Repeat entrepreneur. Built and launched many new connected devices and systems in 20+ years. Leverages at-scale best practices from companies like Nokia and TerreStar (acquired by DISH Networks).





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Jill Schriefer

Chief Customer Officer

Jill brings 20 years of relationship management, 13 years of grant and fundraising and 7 years of proposal management experience to teleCalm. Jill has witnessed the effects of cognitive disorders firsthand in her family.



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In the news

SENIORS BlueBook · NTXINNO · McKnight's · CISION · DALLAS INNOVATES · yahoo! finance · Kiplinger

Downloads

teleCalm Deck.pdf

Phone Service for Dementia - Serving Caregivers and Seniors

with Passion

Dementia is debilitating.

Seniors living with Alzheimer's and dementia frequently develop stressful and unsafe telephone habits.

Without teleCalm, caregivers often take away their loved one's phone - further reducing their loved one's independence and increasing their isolation.

We've built and proven a better solution.

teleCalm's unique phone service keeps seniors safely connected with family and friends, while automatically blocking troublesome calls.

Your investment will help expand service and tackle this growing need at scale.





There are over 8 million seniors living with Alzheimer's and dementia.
Caregivers of aging seniors, especially seniors with dementia, often must address senior isolation, elder fraud and increased emotional and financial family stress - most due to common telephone problems.

Late-Night Calls
Dementia often affects a senior's sense of time, resulting in disrupting family and friends with calls during the middle of the night.

Repeated Calls
Many seniors will repeatedly call a family member, sometimes over 50 times in an hour. This is just another result of dementia and the destruction of a senior's short-term memory.

False 9-1-1 Calls
Even as dementia causes seniors to forget phone numbers of family members, they always seem to remember how to call 9-1-1. Some calling over 25 times a month. The reasons can vary by individual; some because of confusion or anxiety, others because of loneliness.

TV Shopping and Donations Sites
Impaired judgment and diminishing comprehension associated with Alzheimer's disease and other dementias can also lead to unusual impulse purchasing. Often times resulting in obsessive home shopping purchases and donations to causes a senior sees on TV.

Telemarketer and Scam Calls
We all put up with the ever-increasing scam calls we receive, but seniors living with Alzheimer's are easily swayed by these and telemarketer calls they receive. While we don't answer calls you don't recognize, this doesn't work for those with dementia. Many are eager to answer any call coming in and think everyone is truthful.

teleCalm Customers - What does Jeanie love about teleCal...


teleCalm
teleCalm has been the greatest tool we've had to deal with Dad's dementia
Jeanie L. – teleCalm Customer

Caregivers often feel compelled to take away Mom or Dad's traditional phone, removing their independence, increasing their isolation.

The teleCalm Solution



teleCalm puts an end to ALL of these call problems for seniors and their caregivers. The teleCalm service evaluates each incoming and outgoing call, deciding whether the call should be allowed, blocked, or re-routed.

Only incoming calls from trusted contacts ring on the senior's telephone. This protects the senior living with Alzheimer's from all telemarketers and scam calls.

Outgoing calls can be filtered as well, to block certain calls to unwanted destinations or to limit calls only to family and friends.

teleCalm's Quiet Hours and Repeat Dialing features help for those seniors where late-night and repeated calls are the problem behaviors as a result of their dementia.

For seniors living in Memory Care communities who continually make unnecessary 9-1-1 calls, teleCalm is able to re-route these calls to an-onsite nurse station instead.

teleCalm's patented phone service is oftentimes the only way seniors can continue to use a phone, enabling them to live at home longer and retain as much independence as possible.



Want a live call with the CEO? Schedule

Current Traction



Solid Business Foundation - Customers Trust teleCalm

Caregivers value teleCalm subscriptions. When living conditions need to change, most families move the teleCalm service to the senior's new residence; even in Assisted Living and Memory Care.


$22K
Monthly
Recurring
+500
Monthly
2020 avg
+7%

Revenue
Subscribers
MoM Growth

teleCalm is being used nationwide, generating over $22K in monthly recurring revenue from more than 500 subscribers. Organic growth has steadily exceeded 7% month-over-month growth this year, despite COVID-19.

Caregivers value teleCalm's benefits. This is based on our insights from over 1.5 million calls we have already processed for our customers.



after 1.5M processed
CALLS
Subscriber Feature Usage
81% filtered outgoing calls
34% stressful repeated calls
36% disruptive late-night calls
32% false 911 calls
stops the bad calls
62%
reduction in calls

While all of our subscribers love that we block 100% of the telemarketer/scammer calls for their loved ones, **over 80%** of them also subscribe for other pressing reasons: **outgoing call problems.**

Bottom Line: We stop all the bad calls, both incoming and outgoing -- which is about 62% of the total calls per month.

teleCalm is the Best Option

Customers say that teleCalm provides the best option for families coping with dementia.

teleCalm solves caregiver's challenges like no other alternative.



Home Phone
Cell Phone
No Internet Required
Scam Protection
Late-night Calls
Repeated Calls
911 Abuse
teleCalm
2020
Patented Protection
greatcall. jitterbug
Charter Spectrum
Vonage
Call Blockers
Nomorobo, Robokiller, etc
BENEFITS

While these other companies do offer some scam protection, they aren't able to block 100% of the bad calls like teleCalm can.

They also cannot offer the most important features that solve the problems for seniors and

their families, like our patented service does.

teleCalm only allows trusted contacts to ring through – That along with our other features, provides 100% protection from bad calls for caregivers and their loved ones.

Continued growth will make teleCalm an increasingly attractive acquisition target - especially for companies that need access to teleCalm's IP.



Patent 9,686,392 granted Jun 2017
Patent 10,425,518 granted Sep 2019
EU Pat No: 3 318 050 DE GB granted Jun 2020

Patent coverage protects our unique offer. teleCalm already has 3 granted patents in the US and Europe -- the two largest markets in the world for our solution. This positions teleCalm perfectly to license our technology to major providers in Europe and to partner with major companies in the US.



Want a live call with the CEO?
Schedule

How teleCalm Works

At the heart of our service is the Caregiver app.



Heart of the Service
Caregivers Manage
• Trusted Contacts
• Outgoing Call Rules
• Quiet Hours
• Repeated Calls

Family caregivers subscribe to the phone service for their loved one, replacing any existing phone service provider. Using the Caregiver app, family caregivers are empowered to stop late-night calls, repeated calls, and inappropriate 911 calls -- All while protecting seniors from deliberate and targeted fraud.

And it's not just limited to scam and telemarketer calls. teleCalm blocks ALL unwanted calls, including that bad apple in the family draining grandma's savings and outgoing calls to home shopping and donation sites.

teleCalm provides a vital and easy-to-use lifeline for seniors. They don't have to learn a new technology or try something they feel uncomfortable with. They simply use their home phone or cell phone, and know that when the phone rings, it is someone they want to talk to, not someone trying to take advantage of them.



FRIENDS & FAMILY
Calls with trusted contacts pass straight through, while suspicious callers and known bad guys are blocked immediately.


SUSPICIOUS CALLERS
teleCalm cloud
SENIOR
KNOWN BAD CALLERS
Using our Caregiver app, family caregivers can prevent 100% of the bad calls – even problem calls the senior makes due to their dementia.
CAREGIVER

At a high level, here's how our service works...

Calls with trusted contacts pass straight through, while suspicious calls and know bad guys are blocked immediately.

Using our Caregiver app, family caregivers can prevent ALL the bad calls – even problem calls the senior makes due to their dementia.

End Result => Delighted teleCalm Customers

- Keeps Seniors connected with friends and family
- Reduces Caregiver Fatigue and family disruption
- Prevents financial loss
- Stellar customer satisfaction scores

Proven Value Add / Proven Product Market Fit

Caregiver Customers Love teleCalm

> *I spent tons of time researching possible solutions and there is absolutely nothing even close to doing the things your product and service does – Jeff*

> *teleCalm is great. I am very appreciative of the outgoing repetitive call blocker. It's been a game-changer. – Sally*

> *My sister and I love teleCalm. The service has already prevented several spam calls from coming through to Daddy. This service is awesome. – Jeanie*

> *teleCalm is a wonderful thing and has definitely helped my sanity. There are days that mom calls up to 20 times but with teleCalm I can just call her back when convenient. So helpful! – Peggy*

> *I love the app and love the service. It is a great way for me to keep connected to my father, while keeping him from contacting or being contacted by sources that pose a risk. I'm a big fan and would recommend the service to anybody! – Jon*

> *Thank you. Best service I have found for blocking fraud and spam calls and managing elderly communication. Wish I would have had years ago. – Ted*


The Market

This landscape is big!


8.2
MILLION
Seniors with Dementia are Increasing by
1,850+/Day



Just in the US, there's over 8 million seniors with dementia in – that's 17% of the senior population – and it's growing by nearly 1900 a day.



Not only do we help these seniors, but we also help the 16 million family caregivers that are taking care of them, especially since 81% of these seniors continue to live at home.

Our solution is well suited to expand and serve future populations with other cognitive challenges, such as Autism. We already have subscribers who are caring for adults with Autism and seniors with Parkinson's Disease.



In total, there's over 43 million Caregivers in the US today, and they need all the help they can get. Caregiving is a full-time responsibility already, but many of them are also trying to hold down jobs and raise families



Note: These are forward-looking projections that cannot be guaranteed.

We plan to exceed $325K in annual recurring revenue by the end of this year. By 2022, we believe we'll achieve over $5M in ARR and 16K subscribers.



teleCalm has raised over $500K in previous rounds, allowing us to develop teleCalm and gain proven traction in the market.

Current investors include:
- Southwest Angel Network, a nationally recognized leader in supporting for-profit, impact companies
- Capital Factory, a seed-stage venture group and the center of gravity for entrepreneurs in Texas



Want a live call with the CEO?   Schedule

Why invest in teleCalm?

- **Large & Growing Market Demand**

- **Proven & Patent Protected Solution**

- **Strong Traction & Satisfied Customers**

- **Subscription Model**

- **Exciting Roadmap for Scale**

Invest in teleCalm

Investor Q&A

What does your company do? ⌄

teleCalm stops problem calls for seniors living with Alzheimer's and dementia. Our patented service helps reduce senior isolation, keeping loved ones safely connected with family and friends, which can also slow the progression of their disease.

Where will your company be in 5 years? ⌄

By 2025, teleCalm's goal is to be the recognized leader in safe phone service, both on cell phones and landlines, for the estimated 12 million Americans living with dementia, whether they live at home or in senior living communities.

Why did you choose this idea? ⌄

teleCalm keeps seniors safely connected with family and friends. We combat problems often seen with Alzheimer's and dementia – problems like caregiver fatigue, senior isolation, and elder fraud. We're excited to scale to serve the growing market demand.

Why hasn't this been done? Who competes with you? ⌄

– COLLAPSE ALL

While other companies do offer some scam protection, they aren't able to block 100% of the bad calls like teleCalm does.

They also cannot offer the most important features that solve the problems for seniors and their families, features only our patented service delivers.

Most services require a smartphone or internet service. Ours replaces your existing phone service completely.

That along with our other features, provides 100% protection from bad calls for caregivers and their loved ones.

What "stage" are you in? What's next? ⌄

teleCalm is revenue-generating with over $22K in monthly recurring revenue. We now have more than 500 subscribers across the US and averaged 7% month-over-month growth, even during COVID-19.

Our customers are overwhelmingly happy with our service, giving us a Net Promoter Score of 89 and a 97% Customer Satisfaction rating.

We plan to exceed $325K in annual recurring revenue by the end of this year.

By 2022, we believe we can achieve over $5M in ARR and over 16K subscribers.

How do you monetize? How do you make money? ⌄

Currently, teleCalm is $49.95 per month + a $60 activation fee. It replaces existing phone service, includes free long distance, and no long-term commitments. Also, no internet is required!

Why is this a good idea NOW? ⌄

There's over 8 million seniors with dementia – that's 17% of the senior population – and it's growing by nearly 1900 a day. By 2025, the estimated number is 10.3M seniors.

10,000 Baby Boomers are turning 65 every day and research shows they don't have as much savings as they might need. Many continue to work as long as they can.

We offer a patented comprehensive solution that beats out the standard providers like Greatcall, Spectrum, Vonage, and Call Blockers.

This is why so many customers are subscribing to and loving our service.